Mail Stop 4561

November 25, 2008

Ms. Christine A. Griffin
President, Chief Executive Officer and Chief Financial Officer
United Mortgage Trust
Attn: Dave Hanson
1301 Municipal Way, Suite 230
Grapevine, TX 76051

      Re: **United Mortgage Trust**
             Form 10-K for the Year Ended December 31, 2007
             Forms 10-Q for the Quarters Ended March 31, June 30, and
             September 30, 2008
             File No. 0-32409

Dear Ms. Griffin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1.   Please provide Schedule IV – Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X. See SAB Topic 7C.

Note B. Summary of Significant Accounting Policies, page 42

2.   We note your disclosure that the consolidated financial statements include
        accounts of your wholly-owned subsidiaries, UMT LT Trust and UMT Funding
        Trust. However, your financial statements do not appear to include all assets and
        liabilities of these trusts, which you disclose on page 33 as special purpose entities
        utilized to effect off-balance sheet securitizations. If you have consolidated these
        entities, please tell us how you determined that the securitizations qualify for off-
        balance sheet treatment. If you have not, please provide us and revise future
        filings to disclose your accounting policies related to these entities.

                                         *****

        Please respond to these comments via EDGAR within 10 business days or tell us
when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief